FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 27, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Director Change
The Royal Bank of Scotland Group plc ("RBS") announces that with effect from 1 June 2018, Patrick Flynn will be appointed as a Non-executive Director of RBSG. He will also serve as a member of the Group Audit Committee.

Howard Davies, Chairman of RBS, said:

"I am pleased to welcome Patrick Flynn to the board as a Non-executive Director. His career in banking, latterly as Chief Financial Officer of INGGroepNV at an extremely challenging time, will further strengthen the board's composition and perspectives."
There are no matters requiring disclosure under Listing Rule 9.6.13.
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Biography

Patrick Flynn was the Chief Financial Officer and a member of the Executive Board of ING Group (Netherlands' largest financial services group) from April 2009 to May 2017. He was responsible for ING's financial strategy, including internal and external reporting, budgeting, procurement, forecasting, capital management, investments/acquisitions and divestments, tax management, investor relations and business performance reporting and analysis.

Prior to that, from 2002 to 2007, Patrick was Chief Financial Officer of HSBC South America based in Brazil where he was responsible for HSBC's banking and insurance operations. He was then Chief Financial Officer of HSBC Insurance from 2007 to 2009.
Patrick is a Chartered Accountant, a Fellow of the Institute of Chartered Accountants Ireland, and a member of the Association of Corporate Treasurers in the UK. He has served as a non-executive director on the boards of two listed former ING subsidiary entities, Voya Financial Inc (US), and of NN Group NV (Netherlands), to which he oversaw the preparation and completion of IPO's and their admission on to the New York and Amsterdam stock exchanges along with their full divestment from the ING Group. He was also the chairman of the audit committee of NN Group NV subsequent to its IPO.

For Further Information Contact:

RBS Investor Relations :
Matt Waymark
Head of Investor Relations
+44 (0) 20 7672 1758

RBS Media Relations :
+44 (0) 13 1523 4205

Legal Entity Identifier number
The Royal Bank of Scotland Group plc (RBSG) 2138005O9XJIJN4JPN90
The Royal Bank of Scotland plc (RBS plc) RR3QWICWWIPCS8A4S074
National Westminster Bank Plc (NWB Plc) 213800IBT39XQ9C4CP71
Adam & Company plc
549300WHU4EIHRP28H10

Date: 27 April 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary